July 29, 2016

Mr. Marc Thomas

Senior Staff Accountant

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 19, 2016

Form 10-Q for the Fiscal Period Ended March 31, 2016 Filed May 6, 2016

File No. 000-22759

Dear Mr. Thomas:

We are in receipt of the letter from the Staff, dated July 15, 2016 (“Comment Letter”), wherein comments were provided in respect of (i) the Form 10-K for the fiscal year ended December 31, 2015 (“2015 10-K”) filed by Bank of the Ozarks, Inc. (the “Company”) on February 19, 2016 and (ii) the Form 10-Q for the fiscal period ended March 31, 2016 (“1Q16 10-Q”) filed by the Company on May 6, 2016. We have prepared this response to the specific inquiries included in the Comment Letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the Comment Letter, and we have restated each comment in its entirety with our response following immediately thereafter. In certain of our responses, we have agreed to revise the disclosure in future filings. However, any changes that we make in future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Provisions to and adequacy of the ALLL, page 39

1.	In future filings, please more fully explain how your mentioned peer group analysis and related historical information are utilized as part of your process for determining the allowance for loan losses for loans collectively evaluated for impairment.

Mr. Marc Thomas

July 29, 2016

RESPONSE: Prior to finalizing our allowance for loan and lease losses (“ALLL”) as of any period end, we obtain peer group data from the most recently available Uniform Bank Performance Reports and the Uniform Bank Holding Company Performance Reports, published by the FDIC and FRB, for banks or bank holding companies comparable in size to us. As a final validation for our overall ALLL, we review this peer group data, primarily the historical net charge-off ratios and the ratio of the ALLL as a percentage of total loans and leases. We then compare such peer group data to our historical net charge-off ratios and our ratio of ALLL to non-purchased loans and leases. This comparison is intended to identify any (i) inconsistencies in trends of our ratio of ALLL as a percentage of total loans and leases or (ii) differences in our ratio of ALLL to total loans and leases given our historical net charge-off ratios compared to the peer groups ratio of ALLL to total loans and leases given their historical net charge-off ratios. Any such inconsistencies or differences are investigated prior to finalizing our ALLL.

In light of the Staff’s comments, we expect to revise, in future filings, our disclosure regarding the use of peer group data to validate our ALLL to read substantially as follows:

“As a final validation for our overall ALLL, we review peer group data, primarily the historical net charge-off ratios and the ratio of the ALLL as a percentage of total loans and leases. We then compare such peer group data to our historical net charge-off ratios and our ratio of ALLL to non-purchased loans and leases. This comparison is intended to identify any (i) inconsistencies in trends of our ratio of ALLL as a percentage of total loans and leases or (ii) differences in our ratio of ALLL to total loans and leases given our recent historical net charge-off ratios compared to the peer groups ratio of ALLL to total loans and leases given their recent historical net charge-off ratios.”

Core Efficiency Ratio, page 54

2.	You disclose several Non-GAAP adjustments to remove acquisition-related expenses from your Core Efficiency Ratio. In this regard, we note that you have completed 13 bank acquisitions since 2010 and four acquisitions in the past two years. Further, we note that you entered into 2 agreements to acquire financial institutions that are expected to close in the second quarter of 2016 (C&S Holdings, Inc. and C1 Financial, Inc.), so it appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

RESPONSE: We believe that our core efficiency ratio, including adjustments for acquisition-related expenses, is a relevant measure for evaluating our operations and have, in part, tied our executive compensation and the related executive performance based incentive plan to our core efficiency ratio, including adjustments for acquisition-related expenses. In light of the Staff’s comment and to avoid presentation of potentially different variations of our core

Mr. Marc Thomas

July 29, 2016

efficiency ratio (one version including adjustments for acquisition-related expenses and one version excluding such adjustments), we expect to remove the disclosure of our core efficiency ratio from our future earnings releases and from Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our future filings. However, as certain of our executive compensation components are tied to our core efficiency ratio (which is defined in such plan to exclude, among other items, acquisition-related costs), we expect to continue to report our core efficiency ratio, as defined in such plan, in the Compensation Discussion and Analysis section of our annual proxy statement. Consistent with past practice, the Company will continue to include the required GAAP reconciliation in an annex to the proxy statement and include prominent cross-references to such annex.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Non-purchased loans and leases, page 94

3.	We note that your real estate – construction and land development loan portfolio totaled $2.8 billion at December 31, 2015, which represented approximately 43% of your total non-purchased loan portfolio, up from $1.4 billion at December 31, 2014, which represented approximately 35% of your total non-purchased loan portfolio. Please tell us, and revise future filings, to disclose the following information related to construction loans with interest reserves:

•	Your policy for recognizing interest income on these loans;

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

•	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes;

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves;

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming;

•	Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

RESPONSE: As disclosed in the Company’s 2015 10-K, many of our construction and development loans provide for the use of interest reserves and in a vast majority of the cases, we require that the borrower’s equity and all other required subordinated elements of the capital structure be fully funded, including an estimate of total construction period interest, prior to any significant loan advances. We believe this financing structure of requiring, in most cases, all of the borrower’s cash equity and all other required subordinated elements of the capital structure be fully funded before we make any significant loan advances significantly lowers our risk for such loans.

Mr. Marc Thomas

July 29, 2016

With regards to the first bullet above, all outstanding loan amounts, including amounts funded for interest reserves, accrue interest daily using the simple interest method.

With regards to the second bullet point above, for loans with interest reserves, we monitor a project’s status to ensure the appropriateness of capitalizing interest. In addition to the thorough monitoring performed across the broader loan portfolio, we employ various incremental monitoring procedures for construction and development loans. Generally, our monitoring for construction and development loans includes engaging a third-party engineer to (i) determine the completion status of the project (typically on a monthly basis), and (ii) review the appropriateness of the payment of all “hard cost” invoices contained within each draw request considering the current status of the project in light of the project’s percentage of completion. In addition, we review the “soft cost” portion of the draw for reasonableness as well as monitoring the use of any contingency reserve relative to the respective project’s completion percentage to ensure the borrower is not utilizing too much contingency in relation to the project’s status. Based on the review and analysis described above, we determine whether (i) the project is being completed in accordance with acceptable timelines and within budget and (ii) sufficient funds exist to complete the project. If applicable, we may require certain borrowers to provide additional capital (equity) prior to the Company advancing additional loan funds, including amounts funded for interest reserves.

With regards to the third bullet point above, we routinely extend, renew or modify loan terms in the ordinary course of business for borrowers that are not experiencing financial difficulty. These extensions, renewals and modifications are made for various reasons including, among others, to (i) allow for additional loan funds under conditions viewed favorable to us, (ii) allow for an extension of the facility if it represents favorable leverage and pricing, and/or (iii) curtail loan funds if they are no longer needed.

With regards to the fourth bullet point above, our underwriting process for loans with interest reserves and loans without interest reserve do not materially differ, except with respect to the determination and calculation of the interest reserve component of loans that include an interest reserve. For all construction and development loans with interest reserves (which represents the majority of our total non-purchased construction and development loans), we project the anticipated interest expense which will likely be incurred through the completion and stabilization of the project. This amount is included when determining the required borrower equity for the respective project. We typically require the borrower’s equity and all other required subordinated elements of the capital structure to be fully funded prior to the advance of loan funds. Accordingly, once we begin funding, the amount of the interest reserve advanced to cover all accrued but unpaid interest is calculated pursuant to the loan agreement and added to the outstanding loan balance.

Mr. Marc Thomas

July 29, 2016

With regards to the fifth bullet point above, the Company does not advance interest from additional interest reserves in order to keep a loan from becoming non-performing.

With regards to the sixth bullet point above, during 2015, we recognized interest income on construction period interest totaling approximately $60 million. During the three-year period ended December 31, 2015, we advanced, in the aggregate, approximately $90 million in construction period interest on construction and development loans. Notwithstanding any partial or full payoffs of loans on which construction period interest was advanced during this three-year period, the aggregate amount of capitalized construction period interest during this three-year period was approximately 3% of our construction and development loan balance at December 31, 2015. At December 31, 2015, there were no non-performing construction and development loans with interest reserves.

In light of the Staff’s comments, we expect to revise, in future filings, our disclosures of interest reserves on construction and development loans to read substantially as follows:

“Many of our construction and development loans provide for the use of interest reserves. When we underwrite construction and development loans, we consider the expected total project costs, including hard costs such as land, site work and construction costs and soft costs such as architectural and engineering fees, closing costs, leasing commissions and construction period interest. For any construction and development loan with interest reserves, we also consider the construction period interest in our underwriting process (otherwise, our underwriting of such loans with and without interest reserves is virtually identical). Based on the total project costs and other factors, we determine the required borrower cash equity contribution and the maximum amount we are willing to loan. In the vast majority of cases, we require that the borrower’s equity and all other required subordinated elements of the capital structure be fully funded prior to any significant loan advances. This ensures that the borrower’s cash equity required to complete the project will be available for such purposes. As a result of this practice, the borrower’s cash equity typically goes toward the purchase of the land and early stage hard costs and soft costs. This results in our funding the loan later as the project progresses, and accordingly, we typically fund the majority of the construction period interest through loan advances. Generally, as part of our underwriting process, we require the borrower’s cash equity to cover a majority, or all, of the soft costs, including an amount equal to construction period interest and an appropriate portion of the hard costs. During 2015, construction period interest advanced and recorded as interest income totaled approximately $60 million. While we had advanced these sums as part of the funding process, we believe that the borrowers in effect had in most cases provided for these sums as part of their initial equity contribution. During 2015, there were no situations where additional interest reserves were advanced on a loan to avoid such loan from becoming nonperforming.

“The maximum committed balance of all construction and development loans which provide for the use of interest reserves at December 31, 2015 was $7.38 billion, of which $2.47 billion was outstanding at December 31, 2015 and $4.91 billion remained to be advanced.

Mr. Marc Thomas

July 29, 2016

“The amount of capitalized interest, net of any repayments, included within our construction and development portfolio is not material. At December 31, 2015, we had no construction and development loans with interest reserves that were nonperforming.”

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance and Provision for Loan and Lease Losses, page 51

4.	We note the disclosures of the changes in your loan portfolio composition and the corresponding allowance for loan losses as a percentage of total loans for the periods presented. In future filings, please disclose how recent increases in loan originations, increases in non-residential real estate loans and higher concentrations of out-of-market loans have impacted these ratios, including your periodic loan loss provisions and the allowance for loan losses.

RESPONSE: In light of the Staff’s comments, we expect to revise, in future filings, our disclosure regarding our allowance and provision for loan and lease losses to read substantially as follows:

“In recent years, we have focused on loan transactions that include various combinations of (i) marquee properties, (ii) strong and capable sponsors or borrowers, (iii) low leverage, and (iv) defensive loan structures. At the same time, our loan portfolio has expanded throughout the United States and consists of a very diversified portfolio in terms of geographic location. At March 31, 2016, we reported 70 geographical locations where we had at least $10 million in total outstanding real estate loan balances, compared to only 13 geographical locations at December 31, 2008. We consider this geographic diversification to be a substantial source of strength in regard to portfolio credit quality. Additionally, we have continued to focus on originating high quality loans at low leverage. At March 31, 2016, our ratios of weighted-average loan-to-cost and weighted-average loan-to-value on construction loans with interest reserves were 50% and 44%, respectively. Each of these factors mentioned above has contributed to our favorable asset quality ratios and net charge-off ratios in recent years. In addition, these factors have also helped to contribute to recent decreases in (i) our ratio of ALLL to total non-purchased loans and leases and (ii) our provision for non-purchased loan and lease losses needed to cover both our nonperforming loans and the losses inherent in our existing non-purchased loan and lease portfolio.”

Deposits, page 55

5.	We note your disclosure regarding the growth in brokered deposits to $1.63 billion, or 16.9% of total deposits at March 31, 2016, compared to $677 million, or 8.5% of total deposits, at December 31, 2015. Please tell us, and revise future filings, to disclose the risks related to this increased reliance on brokered deposits and discuss how you manage these risks.

Mr. Marc Thomas

July 29, 2016

RESPONSE: In light of the Staff’s comments, we expect to revise, in future filings, our disclosure within Management’s Discussion and Analysis regarding our use of brokered deposits to read substantially as follows:

“At March 31, 2016, we had total brokered deposits of $1.63 billion, or 16.9% of total deposits, compared to $677 million, or 8.5% of total deposits at December 31, 2015. We use brokered deposits, subject to certain limitations and requirements, as a source of funding to augment deposits generated from our branch network, which are our principal source of funding. Our board of directors has established policies and procedures with respect to the use of brokered deposits. Such policies and procedures require, among other things, that we (i) limit the amount of brokered deposits as a percentage of total deposits and (ii) our ALCO Committee (“ALCO”), which reports to the board of directors, monitor our use of brokered deposits on a regular basis, including interest rates and the total volume of such deposits in relation to our total liabilities. ALCO has typically approved the use of brokered deposits when (i) such deposits are from respected and stable funding sources and (ii) such deposits are less costly to the Company than the marginal cost of additional deposits generated from our branch network.”

In future filings, we also expect to add the following disclosures regarding our use of brokered deposits under our Item 1A. Risk Factors.

“We use brokered deposits, subject to certain limitations and requirements, as a source of funding to augment deposits generated from our branch network, which are our principal source of funding. Our board of directors has established policies and procedures with respect to the use of brokered deposits. Such policies and procedures require, among other things, that (i) we limit the amount of brokered deposits as a percentage of total deposits and (ii) our ALCO Committee (“ALCO”), which reports to the board of directors, monitor our use of brokered deposits on a regular basis, including interest rates and the total volume of such deposits in relation to our total liabilities. ALCO has typically approved the use of brokered deposits when (i) such deposits are from respected and stable funding sources and (ii) such deposits are less costly to the Company than the marginal cost of additional deposits generated from our branch network. In the event that our funding strategies call for the use of brokered deposits, there can be no assurance that such sources will be available, or will remain available, or that the cost of such funding sources will be reasonable. Additionally, should our bank subsidiary no longer be considered well-capitalized, our ability to access new brokered deposits or retain existing brokered deposits could be affected by market conditions, regulatory requirements or a combination thereof, which could result in most, if not all, brokered deposit sources being unavailable. The inability to utilize brokered deposits as a source of funding could have an adverse effect on our financial position, results of operations and liquidity.”

Mr. Marc Thomas

July 29, 2016

As requested in the Staff’s Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the 2015 10-K, the 1Q16 10-Q or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney

Greg L. McKinney

Chief Financial Officer and Chief Accounting Officer of Bank of the Ozarks, Inc.